EXHIBIT 3.4

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Tautachrome Inc, RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the first paragraph of the Article thereof numbered ARTICLE IV so that, as amended, the first paragraph of said Article shall be and read as follows:

The total number of shares of all classes of stock that the Corporation has authority to issue is 6,100,000,000 shares, consisting of 6,000,000,000 shares of Common Stock, par value $0.00001 per share (“Common Stock”), and 100,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 16th day of April 2019, by its authorized officer.

/s/ Jon N. Leonard
Dr. Jon N. Leonard, Authorized Officer Title: President and CEO